

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

Via E-mail
Thomas D. Ebling
President and Chief Executive Officer
Demandware, Inc.
5 Wall Street
Burlington, Massachusetts 01803

> **Re:** **Demandware, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 14, 2011**
> **File No. 333-175595**

Dear Mr. Ebling:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 9

Risks Related to Our Business and Our Industry, page 9

We could incur substantial costs as a result of any claim of infringement or another party's intellectual property rights, page 15

1. We note your added disclosure regarding pending legal proceedings which could affect the extent to which the patent owners seek to prosecute claims against you or your customers. Please provide the information investors need to assess the magnitude of the risk. For example, quantify your indemnification obligations to your customers with respect to the indemnification requests that have been received from your customers.

Thomas D. Ebling
Demandware, Inc.
November 23, 2011
Page 2

<u>Dilution, page 34</u>

2. It appears the captions of pro forma net tangible book value per share and adjusted pro forma net tangible book value per share, in fact, represents net tangible book value per share and pro forma net tangible book value per share, respectively. As such, please revise these captions to better reflect their nature. Alternatively, to be consistent with your current presentation of capitalization, please revise the dilution table to include a net tangible book value per share on an actual basis as of September 30, 2011 that excludes the automatic conversion of all outstanding shares of your preferred stock into shares of common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Sheila Flaherty
Demandware, Inc.

Mark G. Borden
Wilmer Cutler Pickering Hale and Dorr LLP